SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 46)*

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  49342210900
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 9, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  49342210900

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]
      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,163,573
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,163,573

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           4,163,573

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           44.8%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  49342210900

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,454,073
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         4,454,073

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           -0-

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN



                                AMENDMENT NO. 45
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, $1.00 par value per share (the "Shares"), of Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.   Identity and Background

     No change except for the following:

     (a) This Statement is filed by Contran Corporation, a Delaware corporation ("Contran"), and, by virtue of the positions reported below, Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Contran, NL Industries, Inc. ("NL") and Valhi, Inc. ("Valhi") are the direct holders of approximately 38.7%, 3.5% and 2.6%, respectively, of the 9,297,533 Shares outstanding as of November 10, 1997 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "Outstanding Shares"). Valhi and Tremont Corporation ("Tremont") are the direct holders of approximately 58.3% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2"), Valhi, NL and Valmont Insurance Company ("Valmont") are the direct holders of approximately 35.1%, 5.2%, 3.7%, 3.5%, 1.5%, 0.5% and 0.5%, respectively, of the outstanding common stock of Tremont. Together, VGI and National may be deemed to control Tremont. Valhi is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. VGI, National and Contran are the direct holders of approximately 74.7%, 10.0%, and 7.6%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest. Additionally, Mr. Simmons is chairman of the board of NL and is a director of Tremont.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The CDCT No. 2 directly holds approximately 3.5% and 0.2% of the outstanding shares of Tremont and Valhi common stock, respectively. Boston Safe Deposit and Trust Company serves as trustee of the CDCT No. 2 (the "Trustee"). Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran must satisfy the balance of such obligations. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares held by the CDCT No. 2, (ii) retains dispositive power over such shares and
(iii) may be deemed the indirect beneficial owner of such shares.

     The Foundation directly holds approximately 2.7% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any Shares held by the Foundation.

     The Combined Master Retirement Trust (the "CMRT") directly holds less than 1.0% of the Outstanding Shares and the outstanding shares of Tremont and Valhi common stock, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of any shares held by the CMRT, except to the extent of his vested beneficial interest therein.

     By virtue of the holding of such offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons and the Trusts disclaim such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct beneficial owner of 10,500 Shares, or approximately 0.1% of the Outstanding Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

     The Reporting Persons understand that Valmont and NL beneficially owned 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock as of the date of this report. The Reporting Persons further understand that the shares of Valhi common stock owned by Valmont and NL are treated as treasury stock by Valhi for voting purposes and for the purposes of this Statement.

Item 3.   Source and Amount of Funds or Other Consideration

     No change except for the following:

     The total amount of funds required to acquire the Shares reported in Item 5(c) was $4,208,287.70 (including commissions). Such funds were or will be provided by the purchaser's cash on hand and no funds were borrowed for such purpose.

Item 4.   Purpose of Transaction

     No change except for the following:

     Contran and Valhi purchased the additional Shares reported in Item 5(c) of this Statement in order to increase the respective purchaser's equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     Harold C. Simmons, through Contran, may be deemed to control the Company.

Item 5.   Interest in Securities of the Issuer.

     No change except for the following:

     (a) Contran, NL, the Foundation, Valhi, the CMRT and Harold C. Simmons' spouse are the direct beneficial owners of 3,599,759, 326,050, 250,000, 237,764, 30,000 and 10,500 of the Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Contran may be deemed to be the beneficial owner of the 4,163,573 Shares (approximately 44.8% of the Outstanding Shares) directly held by Contran, NL and Valhi; and

          (2) While Harold C. Simmons does not directly own any Shares, he may be deemed to be the beneficial owner of the 4,454,073 Shares (approximately 47.9% of the Outstanding Shares) directly held by Contran, NL, the Foundation, Valhi, the CMRT and Mr. Simmons' spouse.

     Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     (b) Contran has the direct power to vote and direct the disposition of the 3,599,759 Shares directly held by it and the indirect power to vote and direct the disposition of the 326,050 Shares directly held by NL and the 237,764 Shares directly held by Valhi. By virtue of the relationships described in Item 2, Harold C. Simmons may be deemed to have the power to vote and direct the disposition of the Shares directly held by Contran, NL, the Foundation, Valhi, the CMRT and his spouse.

     (c) The table below sets forth additional purchases of the Shares by the Reporting Persons during the 60 days prior to January 9, 1998 and subsequently to the date of the filing of this Statement. All of such purchases were effected by the purchaser indicated on the New York Stock Exchange.

                                 Approximate Price
                                   Per Share ($)
                   Amount of       (exclusive of
     Date           Shares         commissions)      Purchaser
--------------  ---------------  -----------------  ------------
   12/12/97             2,000        $11.3750         Contran
   12/12/97             4,000        $11.6250         Contran
   12/12/97               700        $11.8750         Contran
   12/15/97               300        $11.8750         Contran
   12/15/97             1,400        $12.0000         Contran
   12/15/97             9,000        $12.2500         Contran
   12/16/97               800        $12.0000         Contran
   12/16/97             5,000        $12.1875         Contran
   12/17/97             5,000        $12.0000         Contran
   12/18/97             1,000        $12.0000         Contran
   12/22/97               200        $11.7500         Contran
   12/22/97             6,800        $11.8750         Contran
   12/23/97             4,000        $11.8750         Contran
   12/24/97             2,000        $11.7500         Contran
   12/24/97             2,000        $11.8750         Contran
   12/26/97             4,000        $11.7500         Contran
   12/26/97            12,000        $11.8750         Contran
   12/29/97            17,500        $11.7500         Contran
   12/29/97             5,000        $11.8125         Contran
   12/29/97            25,000        $11.8750         Contran
   12/30/97            14,000        $11.7500         Contran
   12/31/97            12,000        $12.0000          Valhi
   01/07/98             2,000        $11.8750          Valhi
   01/08/98            40,000        $11.6250          Valhi
   01/08/98            16,000        $11.7500          Valhi
   01/09/98             1,500        $11.6250          Valhi
   01/09/98            28,964        $11.7500          Valhi
   01/12/98             5,700        $11.5000          Valhi
   01/12/98             5,000        $11.7500          Valhi
   01/13/98             5,000        $11.3750          Valhi
   01/13/98             5,000        $11.5000          Valhi
   01/14/98               400        $11.3125          Valhi
   01/14/98            90,100        $11.3750          Valhi
   01/15/98             2,000        $11.3750          Valhi
   01/20/98             2,500        $11.3750          Valhi
   01/21/98            21,600        $11.5000          Valhi

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No change except for the following:

     Contran is a party to a $10 million credit facility (the "Societe Facility") dated as of November 5, 1997 with Societe Generale, Southwest Agency ("SoGen"), as amended. Borrowings under the Societe Facility bear interest at the rate announced publicly from time to time by the bank as its prime rate (or if greater, 0.5% over the rate for overnight federal funds transactions for members of the Federal Reserve System) or at a rate of 1.5% over LIBOR, are due November 3, 1998 or such extended maturity date as may be mutually agreed to, and are secured by certain Shares. On December 31, 1997, no money had been borrowed under the Societe Facility, but letters of credit in the aggregate face amount of $3,933,892 had been issued under the Societe Facility. The foregoing summary of the Societe Facility is qualified in its entirety by reference to Exhibits 1 and 2 to this Statement, which are incorporated herein by this reference.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated in its entirety as follows:

Exhibit 1. Credit Agreement dated as of November 5, 1997 between Contran and SoGen (incorporated by reference to Exhibit 1 to Amendment No. 45 to this Statement).

Exhibit 2.* First Amendment Agreement dated as of January 8, 1998 between Contran and SoGen amending the Credit Agreement dated as of November 5, 1997 between Contran and SoGen.

---------

*    Filed herewith.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 21, 1998


                                CONTRAN CORPORATION




                                By: /s/ Steven L. Watson
                                    ----------------------------
                                    Steven L. Watson
                                    Vice President

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 21, 1998




                                By: /s/ Harold C. Simmons
                                    ----------------------------
                                    Harold C. Simmons

                                 EXHIBIT INDEX



Exhibit 1. Credit Agreement dated as of November 5, 1997 between Contran and SoGen (incorporated by reference to Exhibit 1 to Amendment No. 45 to this Statement).

Exhibit 2.* First Amendment Agreement dated as of January 8, 1998 between Contran and SoGen amending the Credit Agreement dated as of November 5, 1997 between Contran and SoGen.

---------

*    Filed herewith.